EXHIBIT 99.1

XELR8 HOLDINGS REPORTS 2007 THIRD QUARTER RESULTS

Revenues Rise 136% and 114% and Net Losses Drop 54% and 22%

for the Three and Nine Month Reporting Periods, Respectively

Tele-Conference and WebCast Scheduled for this Afternoon Beginning at 4:15 PM ET

DENVER, Colo. — (PR NEWSWIRE) —  October 31, 2007  — XELR8 Holdings, Inc. (AMEX:BZI), a provider of functional foods, beverages and nutritional supplements, today announced its financial results for the three and nine months ended September 30, 2007.

Financial and Operational Highlights for Three Months Ended September 30, 2007 Compared to Three Months Ended Septmber 30, 2006:

•                  Revenues rose 136% to $1,432,220, up from $608,111.  On a subsequent quarter-over-quarter basis, 2007 third revenues increased 3.3% over 2007 second quarter revenues of $1,386,395.

•                  Gross profit margin improved to 76% from 65%.

•                  Net loss dropped 54% to $355,279, or $0.02 loss per basic and diluted share, compared to $778,944, or $0.08 loss per basic and diluted share.  On a subsequent quarter-over-quarter basis, 2007 third quarter net losses declined 60% from $880,783 reported for the preceding second quarter period, ended June 30, 2007.

•                  XELR8’s direct selling network increased to 7,154 with 1,054 new enrollees added during the three months ended September 30, 2007, rising approximately 17% over the preceding second quarter period.

•                  At the start of the fourth quarter, the Company’s direct selling network expanded into Canada, officially marking the launch of its new international sales initiative.

Financial and Operational Highlights for Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006:

•                  Revenues were $3,687,690, increasing 114% over $1,724,252.

•                  Gross profit margins rose to 73%, up from 64%.

•                  Net loss declined 22% to $2,600,168, or $0.19 loss per basic and diluted share, from $3,335,914, or $0.35 loss per basic and diluted share.

•                  Net cash used in operations declined 60% to $958,122 from $2,379,048.

As of September 30, 2007, XELR8 had approximately $2.47 million in cash and cash equivalents; $2.57 million in working capital; no debt; and total shareholders’ equity of $2.67 million.

John Pougnet, the Company’s CEO and CFO, stated, “In light of the fact that historic sales activity in the direct selling industry is typically soft through the sluggish summer months, we are particularly pleased that our network succeeded in delivering consistent third quarter results.  Aside from setting another quarterly revenue record, the precipitous drop in our net losses demonstrates that strong sales, improved gross margins on the sales of Bazi™, and ongoing strict expense discipline is helping XELR8 to make material strides towards reaching profitability.”

Continuing, Pougnet noted, “Further, on October 1, 2007, we initiated the launch of our business in Canada, representing XELR8’s first foray into the international marketplace.  During the initial launch phase, existing XELR8 distributors are permitted to enroll new customers and distributors exclusively in the provinces of British Columbia, New Brunswick and Ontario.  As we progress into the New Year, we look forward to strengthening our Canadian presence through focused marketing programs and support, with an objective of ultimately expanding into the remaining Canadian Provinces.”

“With our annual distributor rally in Las Vegas fast approaching in the first week of February, we are pleased to see so many of our distributors working to qualify for the many exciting prizes, giveaways and incentives that we will be awarding at the event.  Moreover, we are hopeful that this exciting year-end push will result in our overcoming what has traditionally been a slow holiday period.  Nonetheless, the meaningful progress we’ve made year-to-date has been nothing short of fantastic, and we’re incredibly proud of the entire XELR8 team for their relentless dedication, hard work and commitment to success,” concluded Pougnet.

XELR8 will host a teleconference this afternoon beginning at 4:15 PM Eastern Time, and invites all interested parties to join John Pougnet in a discussion regarding the Company’s financial results, corporate progression and other meaningful developments.  The conference call can be accessed via telephone by dialing toll free 800-240-6709, or via the Internet at www.xelr8.com.   For those unable to participate at that time, a replay of the webcast will be available for 90 days on www.xelr8.com.

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September, 30	December, 31
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$2,473,233	$76,147
Accounts receivable, net of allowance for doubtful accounts of $19,827 and $10,706, respectively	7,662	4,785
Inventory, net of allowance for obsolescence of $95,415 and $41,655, respectively	613,134	411,364
Prepaid expenses and other current assets	321,429	259,292
Total current assets	3,415,458	751,588

Intangible assets, net	10,176	11,212
Property and equipment, net	93,228	123,943
Deferred offering and loan costs	—	133,889

Total assets	$3,518,862	$1,020,632

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	841,017	1,160,916
Short-term note payable	—	250,000

Total Liabilities	841,017	1,410,916

Commitments and Contingencies

SHAREHOLDERS’ EQUITY (DEFICIT) (Note 2):
Preferred stock, authorized 5,000,000 shares, $.001 par value, none issued or outstanding	—	—
Common stock, authorized 50,000,000 shares, $.001 15,197,170 and 10,097,170 shares issued and outstanding respectively par value,	15,197	10,097
Additional paid in capital	22,513,097	16,849,900
Accumulated (deficit)	(19,850,449)	(17,250,281)

Total shareholders’ equity (deficit)	2,677,845	(390,284)

Total liabilities and shareholders’ equity	$3,518,862	$1,020,632

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

Three and Nine Months Ended September 30, 2007 and 2006

	For the Three	For the Three	For the Nine	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Net sales	$1,432,220	608,111 $	$3,687,690	1,724,252 $
Cost of goods sold	342,233	211,513	1,014,765	622,841
Gross profit	1,089,987	396,598	2,672,925	1,101,411

Operating expenses:
Selling and marketing expenses	820,080	571,160	2,417,200	2,214,842
General and administrative expenses	642,930	577,456	2,429,738	2,136,506
Research and development expenses	3,214	20,246	8,342	64,180
Depreciation and amortization	11,716	11,779	45,992	54,554
Total operating expenses	1,477,940	1,180,641	4,901,272	4,470,082

Net (loss) from operations	(387,953)	(784,043)	(2,228,347)	(3,368,671)
Other income (expense)
Interest income	32,674	5,099	67,716	32,757
Interest (expense)	—	—	(439,537)	—

Total other income (expense)	32,674	5,099	(371,821)	32,757

Net (loss)	$(355,279)	$(778,944)	$(2,600,168)	$(3,335,914)

Net (loss) per common share
Basic and diluted net (loss) per share	$(0.02)	$(0.08)	$(0.19)	$(0.35)

Weighted average common shares outstanding, bas ic and diluted	15,197,170	9,697,170	13,544,596	9,660,897

XELR8 HOLDINGS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

Nine Months Ended September 30, 2007 and 2006

	September 30	September 30
	2007	2006

Cash flows from operating activities:
Net income (loss)	$(2,600,168)	$(3,335,914)
Adjustments to reconcile
Depreciation and amortization	45,992	54,554
Stock and stock options issued for services	1,188,848	527,332
Interest expense and amortization related to bridge loan financing	428,889	—
Change in allowance for doubtful accounts	9,121	6,865
Change in allowance for inventory obsolescence	53,760	90,402
Change in allowance for product returns	30,866	24,718
Changes in assets and liabilities:
Accounts receivable	(11,998)	(4,269)
Inventory	(255,530)	109,995
Other current assets	(62,137)	(10,392)
Accounts payable and accrued expenses	214,235	157,661
Net cash (used) by operating activities	(958,122)	(2,379,048)

Cash flows from investing activities:
Proceeds from maturity of investments	—	110,000
Capital expenditures	(14,241)	(71,846)
Net cash (used) by investing activities	(14,241)	38,154

Cash flow from financing activities:
Proceeds from bridge loan financing	250,000	—
Repayments of bridge financing	(500,000)	—
Issuance of common stock	3,619,449	—
Net cash provided from financing activities	3,369,449	—

NET INCREASE (DECREASE) IN CASH	2,397,086	(2,340,894)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	76,147	2,805,021
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$2,473,233	$464,127

SUPPLEMENTAL CASH FLOW DISCLOSURE
Cash paid for interest	$13,425	$—
Stock issued for satisfaction of accrued compensation expense	$540,000	$—
Deferred offering costs applied against proceeds from offering	$25,000	$—

About XELR8 Holdings, Inc.

XELR8 Holdings, Inc. is a provider of nutritional foods and beverages designed to help enhance physical health and overall performance.  XELR8 has developed a comprehensive line of nutritional supplements and functional foods designed in systems that are easy to take, simple to understand, and conveniently fit within a lifestyle. These include the Company’s Eat/Drink/Snack System; Peak Performance System; and its newest market entry, Bazi™, a powerful, concentrated, antioxidant (Vitamins A, C & E) nutritional drink packed with eight different superfruits and berries, including the Chinese jujube plus 12 vitamins and 68 minerals, providing all the daily vitamin and minerals you need in a single, convenient, one-ounce shot.

XELR8’s commitment to quality, science and research has earned the Company a loyal following of over 350 world-class athletes and an elite list of endorsers, such as baseball player Curt Schilling, five-time Cy Young Award Winner Randy Johnson; Super Bowl Champions Mike Alstott, Lawyer Milloy and Head Coach Mike Shanahan; professional football superstar Cadillac Williams; Olympians Briana Scurry and Caroline Lalive; Stanley Cup Winner Blake Sloan; and PGA Tour Professional Tom Pernice, Jr.  XELR8 products are only available through independent distributors located throughout the nation.  For more information about XELR8, please visit www.xelr8.com or www.drinkbazi.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including prospects for XELR8’s distribution network. Actual results may differ from those discussed in such forward-looking statements. These forward-looking statements include risks and uncertainties that include the Company’s ability to attract and retain distributors; changes in demand for the Company’s products; changes in the level of operating expenses; changes in general economic conditions that impact consumer behavior and spending; product supply; the availability, amount, and cost of capital for the Company; and the Company’s use of such capital. More information about factors that potentially could affect the Company’s financial results is included in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-KSB for the year ended December 31, 2006 and all subsequent filings. Certain statements in this release regarding the Company’s agreements are in accordance with the guidelines established by the Federal Trade Commission for endorsements in advertising.

Company Contacts:	XELR8 Holdings, Inc.	Elite Financial Communications Group, LLC
	John Pougnet, CEO/CFO	Dodi Handy, President and CEO
	(303) 316-8577	(407) 585-1080
	CEO@xelr8.com	bzi@efcg.net